                                                                  Investment U-1

As filed with the Securities and Exchange Commission on February 8, 2002
                                                               File No. 70-_____

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------

                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                        ---------------------------------

                               Exelon Corporation
                          Exelon Ventures Company, LLC
                         Exelon Enterprises Company, LLC
                         Exelon Generation Company, LLC
                       Exelon Energy Delivery Company, LLC
                             c/o Exelon Corporation
                      10 South Dearborn Street, 37th Floor
                                Chicago, IL 60603
             (Name of company or companies filing this statement and
                    address of principal executive offices)
--------------------------------------------------------------------------------
                               Exelon Corporation

 (Name of top registered holding company parent of each applicant or declarant)
                        ---------------------------------

                               Randall E. Mehrberg
                    Senior Vice President and General Counsel
                               Exelon Corporation
                      10 South Dearborn Street, 37th Floor
                                Chicago, IL 60603

                     (Name and address of agent for service)
                        ---------------------------------

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                                William J. Harmon
                           Jones, Day, Reavis & Pogue
                           77 West Wacker, Suite 3500
                                Chicago, IL 60601
                      (312) 782-3939 wjharmon@jonesday.com
                                     ---------------------

                                Table of Contents


Item 1. Description of the Proposed Transaction.......................................1
        A.  Introduction and General Request..........................................1
            1.  Introduction..........................................................1
            2.  Description of the Parties to the Transaction.........................2
            3.  Summary of Approvals Sought...........................................2
        B.  Detailed Description of Approvals Sought..................................4
            1.  Development and Administrative Activities.............................4
            2.  Incidental Acquisition of Non-Utility Assets..........................5
            3.  New Intermediate Subsidiaries for Internal Corporate Structuring......6
            4.  Internal Corporate Reorganization of Existing Investments.............7
            5.  Non-U.S. Energy Related Subsidiaries..................................8
        C.  Rule 54..................................................................10
        D.  Other Matters............................................................11
Item 2. Fees, Commissions and Expenses...............................................12
Item 3. Applicable Statutory Provisions..............................................12
Item 4. Regulatory Approvals.........................................................12
Item 5. Procedure....................................................................13
Item 6. Exhibits and Financial Statements............................................13
        A.  Exhibits.................................................................13
        B.  Financial Statements.....................................................14
Item 7. Information as to Environmental Effects......................................14

Item 1.   Description of the Proposed Transaction

     A.   Introduction and General Request

          1.   Introduction

     Exelon Corporation, a Pennsylvania corporation ("Exelon"), on behalf of itself and the Subsidiaries (as defined below) files this Application/Declaration under the Public Utility Holding Company Act of 1935 (the "Act") seeking authority to undertake activities related to Exelon's otherwise permitted investments including in exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs"), exempt telecommunications companies ("ETCs"), investments permitted under Rule 58 ("Rule 58 Subsidiaries") and investments in businesses engaged in energy related activities ("Non-U.S. Energy Related Subsidiaries") that, but for being conducted outside the United States, would constitute Rule 58 exempt activities./1/

     Investments in EWGs, FUCOs, ETCs and Rule 58 Subsidiaries are permitted pursuant to the terms of the Act and Rules 53 and 58. No authorization is sought in this Application/Declaration for investments in these entities in excess of what is authorized by statute or rule or existing Commission order applicable to Exelon. As described below, this Application/ Declaration seeks limited approval to make investments in Non-U.S. Energy Related Subsidiaries. These permitted investments in EWGs, FUCOs, Rule 58 Subsidiaries and (assuming Commission approval herein) Non-U.S. Energy Related Subsidiaries are collectively referred to as "Permitted Non-Utility Investments."

     Each of the directly or indirectly owned subsidiaries of Exelon as of the date hereof is referred to herein individually as a "Subsidiary" and collectively as "Subsidiaries."/2/ All of Exelon's direct and indirect Subsidiaries, other than the Utility Subsidiaries (as defined below), are herein called the "Non-Utility Subsidiaries."

     For purposes of this Application-Declaration, the terms "Subsidiary" and "Subsidiaries" shall also include other direct or indirect subsidiaries that Exelon may form or acquire after the date hereof with the approval of the Commission, pursuant to the Rule 58 exemption or pursuant to Sections 32, 33 or 34 of the Act or, to the extent approved herein, as Non-U.S. Energy Related

--------------
     /1/ Exelon was created through transactions referred to as the Merger (described in the Application/Declaration on Form U-1 in docket 70-9645, the "Merger U-1") that were completed October 20, 2000, subsequent to the Commission issuing its order approving the Merger (the "Merger Order") (HCAR No. 35-27256, October 19, 2000, modified in HCAR No. 35-27259, October 20, 2000). On April 4, 2001, December 14, 2001, and December 20, 2001 Exelon filed post-effective amendments on Form U-1 in file No. 70-9645 seeking modification of the Merger Order relating to certain Subsidiaries providing services to the Utility Companies at other than cost. On October 1, 2001, Exelon filed a post-effective amendment on Form U-1 in file No. 70-9645 seeking final approval of matters relating to Exelon Business Services Company, Exelon's service company. The Commission entered its order on November 2, 2000 (HCAR No. 35-27266; 70-9693) as supplemented on December 8, 2000 (HCAR No. 35-27296) (the "Financing Order") approving certain financing transactions for Exelon and its Subsidiaries. On June 9, 2000, Exelon filed an Application/Declaration on Form U-1, as amended January 4, 2001 in docket 70-9691 seeking approval for many of the matters included in this Application/Declaration. Exelon expects to file an amendment in docket 70-9691 to delete therein the requests contained in this Application/Declaration and to restate its requests for the remaining matters included in that filing.

     /2/ Exelon's existing subsidiaries and investments are described on its Form U5B filed January 23, 2001.

Subsidiaries. Exelon and the Subsidiaries are sometimes hereinafter collectively referred to as the "Exelon System" or as the "Applicants."

          2.   Description of the Parties to the Transaction

     Exelon has three principal operating public utility company subsidiaries (the "Utility Subsidiaries")/3/:

          o PECO Energy Company ("PECO"), a Pennsylvania corporation and a public utility company engaged (i) in the transmission, distribution and sale of electricity and (ii) in the purchase and sale of natural gas in Pennsylvania;

          o Commonwealth Edison Company ("ComEd"), an Illinois corporation and a public utility company engaged in the transmission, distribution and sale of electricity in Illinois; and

          o Exelon Generation Company, LLC ("Genco"), a Pennsylvania limited liability company and a public utility company engaged in the generation and sale of electricity in Pennsylvania, Illinois and elsewhere.

     In addition, Exelon has the following other principal Subsidiaries:

          o Exelon Energy Delivery Company, LLC ("Delivery"), the intermediate holding company for ComEd and PECO;

          o Exelon Business Services Company ("Exelon Services"), the service company for the Exelon System;

          o Exelon Ventures Company, LLC ("Ventures"), a non-utility company and a first tier Subsidiary of Exelon which has as wholly-owned subsidiaries, Genco and Exelon Enterprises Company, LLC
          ("Enterprises");/4/ and

          o Enterprises, the principal Subsidiary through which Exelon will conduct its non-utility businesses.

          3.   Summary of Approvals Sought.

          Exelon and its Subsidiaries request authority for each of the following activities or transactions for the period ending June 30, 2005 (the "Authorization Period"):

--------------
     /3/ For purposes of this filing, "Utility Subsidiaries" also includes Commonwealth Edison Company of Indiana, PECO Energy Power Company, Susquehanna Power Company and Susquehanna Electric Company.

     /4/ As described in the Merger U-1, formation of Ventures was necessary to achieve the desired corporate reorganization of the Unicom Non-Utility Subsidiaries and the PECO Non-Utility Subsidiaries without incurring substantial income tax liability.

          o Development and Administrative Activities. Exelon requests authority, directly or through Subsidiaries, to engage in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities") in each case relating to Permitted Non-Utility Investments. Development Activities and Administrative Activities will relate only to Permitted Non-Utility Investments and no authority is sought to acquire any new business not otherwise approved, authorized or exempted. The Commission has approved such activities on several occasions./5/

          o Incidental Acquisition of Non-Utility Assets. Exelon requests authority to expend directly or through Subsidiaries up to $500 million to construct or acquire energy assets ("Energy Assets") that are incidental and related to its business as an electricity and energy commodities marketer and broker. Such business as an electricity and energy commodities marketer and broker is conducted through Genco or Permitted Non-Utility Investments. Energy Assets will not include any "utility assets" within the meaning of the Act. The Commission has approved such activities on several occasions./6/

          o New Intermediate Subsidiaries for Internal Corporate Structuring. Exelon requests authority to acquire directly or through Subsidiaries the securities of one or more corporations, trusts, partnerships, limited liability companies or other entities ("Intermediate Subsidiaries") which would be created and organized exclusively for the purpose of acquiring, holding and/or financing or facilitating the acquisition of Permitted Non-Utility Investments. These transactions will involve only internal organization and no authority is sought to acquire any new business not otherwise approved, authorized or exempted. The Commission has approved such activities on several occasions./7/

          o Internal Corporate Reorganization of Existing Investments. Exelon and its Subsidiaries request authority to undertake internal reorganizations of then existing and permitted Subsidiaries and businesses, for example, by moving a Permitted Non-Utility Subsidiary to be a subsidiary of a different parent company. Such internal reorganizations will be accomplished through a contribution, sale, distribution, assignment or other transfer from one entity and the acquisition by another entity of the securities, assets or interests in

--------------

     /5/ See cases cited in Item 1.B.1 below.

     /6/ See Item 1.B.2 below.

     /7/ See Item 1.B. 3. below. The Commission has recognized on several occasions that the authority to acquire exempt subsidiaries such as EWGs, FUCOs, ETCs or Rule 58 Subsidiaries includes the authority to acquire related intermediate holding companies and/or subsidiaries of such exempt companies even if those related companies do not themselves have the status of an exempt company. See, e.g., Energy East Corp., Holding Co. Act Release No. 35-27228 (September 12, 2000) and Interstate Energy Corporation, Holding Co. Act Release No. 35-27069 (August 26, 1999); Entergy Corporation, 1995 SEC No-Act LEXIS 901 (Oct. 24, 1995); Entergy Power Development, 1994 WL 731386 (S.E.C.) (Dec. 7,
1994).

               such entities. Such internal corporate reorganizations will not include any transfer of utility assets or the securities of any Utility Subsidiary. These transactions will involve only internal reorganizations and no authority is sought to acquire any new business not otherwise approved, authorized or exempted. The Commission has approved such activities on several occasions./8/

          o Non-U.S. Energy Related Subsidiaries. Exelon requests authority to engage through Subsidiaries in energy related activities that, but for being conducted outside the United States, would constitute Rule 58 exempt activities. Non-U.S. Energy Related Subsidiaries will engage in only those activities of the type the Commission has heretofore approved. The Commission has approved such activities on several occasions./9/

     B.   Detailed Description of Approvals Sought

          1.   Development and Administrative Activities.

     In connection with existing and future Permitted Non-Utility Investments, Exelon requests authority to engage directly and through Subsidiaries in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities") associated with such investments./10/ Development Activities and Administrative Activities include preliminary activities designed to result in a Permitted Non-Utility Investment such as an EWG or FUCO; however, such preliminary activities may not qualify for such status until the project is more fully developed. Accordingly, approval is sought for Development and Administrative Activities.

     Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition or construction of facilities or the securities of other companies. Development Activities will be designed to eventually result in a Permitted Non-Utility Investment.

     Exelon proposes to expend directly or through Subsidiaries up to $500 million in the aggregate outstanding at any time during the Authorization Period on all such Development

--------------

     /8/ See Item 1. B. 4. below.

     /9/ See Item 1.B. 5. below. As described in that section, the requested activities are identical or substantially identical to previously approved activities.

     /10/ Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities.

Activities./11/ Exelon proposes a "revolving fund" concept for permitted Development Activities. To the extent a Subsidiary for which such amounts were expended for Development Activities becomes an EWG, FUCO, Rule 58 Subsidiary or Non-U.S. Energy Related Subsidiary, the amount so expended will cease to be Development Activities and then be considered as part of the "aggregate investment" in such entity and will then count against the limitation on such aggregate investment under Rule 53 or 58, as modified by Commission order applicable to Exelon.

     The approval sought herein will not increase the authorized amount of aggregate investment in EWGs and FUCOs permitted in the Financing Order or increase the permitted aggregate investment authorized under Rule 58.

     This type of approval for a revolving fund of permitted investment in Development Activities has been approved by the Commission in prior cases./12/ The Commission has approved the types of Development Activities and Administrative Activities described above in several cases./13/

          2.   Incidental Acquisition of Non-Utility Assets

     Exelon requests authority to expend directly or through its Subsidiaries up to $500 million to construct or acquire Energy Assets that are incidental and related to its business as an electricity and energy commodities marketer and broker, or to acquire the securities of one or more existing or new companies substantially all of whose physical properties consist or will consist of Energy Assets; provided that the acquisition and ownership of such Energy Assets would not cause any Subsidiary to be or become an "electric utility company" or "gas utility company," as defined in Sections 2(a)(3) and 2(a)(4) of the Act. Energy Assets will not constitute additional investments in EWGs or FUCOs.

     The Commission has approved the acquisition of Energy Assets and similar activities related to marketing and brokering in several cases./14/

--------------

     /11/ Expenditures in EWGs, FUCOs, Rule 58 Subsidiaries and Non-U.S. Energy Related Subsidiaries which count against the "aggregate investment" limitation of Rule 53 or Rule 58, as modified by Commission orders applicable to Exelon, will not count against the $500 million limitation.

     /12/ See FirstEnergy Corp., Holding Co. Act Release No. 35-27459 (Oct. 29,
2001); Ameren Corporation, Holding Co. Act Release No. 35-27053 (July 23, 1999).

     /13/ E.g., FirstEnergy Corp, Holding Co. Act Release No. 35-27459 (Oct. 29,
2001); Southern Co., Holding Co. Act Release No. 35-27303 (Dec. 15, 2000); Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12, 2000); PowerGen, plc., Holding Co. Act Release No. 35-27291 (Dec. 6, 2000).

     /14/ See, e.g., Progress Energy, Inc., Holding Co. Act Release No. 35-27297 (Dec. 12, 2000) (invest in "energy related activities"); PowerGen, plc., Holding Co. Act Release No. 35-27291 (Dec. 6, 2000); Interstate Energy Corp., Holding Co. Act Release No. 35-27069 (Aug. 26, 1999); Ameren Corporation, Holding Co. Act Release No. 35-27053 (July 23, 1999).

          3.   New Intermediate Subsidiaries for Internal Corporate Structuring

     Exelon proposes to create and acquire directly or indirectly the securities of one or more Intermediate Subsidiaries. Intermediate subsidiaries may be corporations, trusts, partnerships, limited liability companies or other entities. Intermediate Subsidiaries will be organized exclusively for the purpose of acquiring and holding the securities of, or financing or facilitating Exelon's investments in, other direct or indirect Permitted Non-Utility Investments. Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities./15/

     There are several legal and business reasons for the use of Intermediate Subsidiaries in connection with making investments in Permitted Non-Utility Investments. For example, the formation and acquisition of limited purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it would be necessary to form a foreign Subsidiary as the entity (or participant in the entity) that submits the bid or other proposal. In addition, the interposition of one or more Intermediate Subsidiaries may allow Exelon to defer the repatriation of foreign source income, or to take full advantage of favorable tax treaties among foreign countries, or otherwise to secure favorable U.S. and foreign tax treatment that would not otherwise be available. In particular, use of Intermediate Subsidiaries can achieve tax efficient corporate structures which will result in minimizing state or federal taxes for Exelon or its Subsidiaries./16/

     Intermediate Subsidiaries also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

     An Intermediate Subsidiary may be organized, among other things: (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, ETC, or other non-utility company which, upon acquisition, would qualify as a Rule 58 Subsidiary or Non-U.S. Energy Related Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by the Exelon System and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired Permitted Non-Utility Investments; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Exelon's exposure to U.S. and foreign taxes; (7) to further insulate Exelon and the Utility Subsidiaries

--------------

     /15/ See Emera Incorporated, Holding Co. Act Release No. 35-27445 (Oct. 1,
2001) (approving certain development and administrative activities); Progress Energy, Inc., Holding Co. Act Release No. 35-27297 (Dec. 12, 2000) (approving certain development and administrative activities).

     /16/ Any "tax sharing" aspects of such arrangements will comply with Rule 45(c) or any tax allocation agreement which has been approved by the Commission.

from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes./17/

     Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries./18/

     Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from Exelon's available funds. No authority is sought herein for additional financing authority.

     To the extent that Exelon provides funds directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary or Non-U.S. Energy Related Subsidiary, the amount of such funds will be included in Exelon's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable and as modified by Commission order applicable to Exelon./19/

     The authority requested for Intermediate Subsidiaries is intended to allow for the corporate structuring alternatives outlined above and will not allow any increase in aggregate investment in EWGs, FUCOs, Rule 58 Subsidiaries, Non-U.S. Energy Related Subsidiaries or any other business subject to an investment limitation under the Act.

     Intermediate Subsidiaries have been approved by the Commission in a number of instances./20/

          4.   Internal Corporate Reorganization of Existing Investments

     Exelon currently engages directly or through Subsidiaries in certain non-utility businesses. Exelon seeks authority to engage in internal corporate reorganizations to better organize such Subsidiaries and investments. No authority is sought under this heading to make new investments or to change the organization for the Utility Subsidiaries.

--------------

     /17/ Interstate Energy Corporation, Holding Co. Act Release No. 35-27069 (Aug. 26, 1999) (approving a virtually identical list of activities).

     /18/ See Powergen plc., Holding Co. Act Release No. 35-27291 (Dec. 6,
2000).

     /19/ If the Intermediate Subsidiary is merely a conduit, the aggregate investment will not "double count" both the conduit investment and the investment in the operating company authorized as an EWG, FUCO, Rule 58 subsidiary or other approved investment.

     /20/ See Emera Incorporated, Holding Co. Act Release No. 35-27445 (Oct. 1,
2001); Progress Energy, Holding Co. Act Release No. 35-27297 (Dec. 12, 2000); Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12, 2000); PowerGen, plc, Holding Co. Act Release No. 35-27291 (Dec. 6, 2000); NiSource, Inc., Holding Co. Act Release No. 35-27265 (Nov. 1, 2000); AGL Resources, Inc., Holding Co. Act Release No. 35-27243 (Oct. 5, 2000); Cinergy Corp., Holding Co. Act Rel. No. 35-27124 (Jan. 11, 2000); Ameren Corporation, Holding Co. Act Rel. No. 35-27053 (July 23, 1999); New Century Energies, Inc., Holding Co. Act Rel. No. 35-27000 (April 7, 1999).

     Exelon and Subsidiaries request authority, to the extent needed,/21/ to sell or to cause any Subsidiary to sell or otherwise transfer (i) such businesses, (ii) the securities of current Subsidiaries engaged in some or all of these businesses or (iii) investments which do not involve a Subsidiary (i.e. less than 10% voting interest) to a different Subsidiary, and, to the extent approval is required, Exelon requests, on behalf of the Subsidiaries, authority to acquire the assets of such businesses, Subsidiaries or other then existing investment interests. Alternatively, transfers of such securities or assets may be effected by share exchanges, share distributions or dividends followed by contribution of such securities or assets to the receiving entity. In the future, following its direct or indirect acquisition of the securities of new Non-Utility Subsidiaries, Exelon may determine to transfer such securities or the assets of such Non-Utility Subsidiaries to other Subsidiaries as described in the preceding sentence. Exelon may also liquidate or merge Non-Utility Subsidiaries.

     Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. Exelon requests authority to engage in such transactions, to the extent that they are not exempt under the Act and rules thereunder, through the Authorization Period.

     The transactions proposed under this heading will not involve the sale or other disposition of any utility assets of the Utility Subsidiaries and will not involve any change in the corporate ownership of the Utility Subsidiaries./22/ The approval sought does not extend to the acquisitions of any new businesses or activities.

     The Commission has given approval for such general corporate reorganizations in prior cases./23/

          5.   Non-U.S. Energy Related Subsidiaries.

     Exelon requests authority to acquire directly or indirectly Non-U.S. Energy Related Subsidiaries. Exelon believes the following list of energy related activities are substantially


--------------

     /21/ The sale of securities, assets or an interest in other business to an associate company may, in some cases, be exempt pursuant to Rule 43(b).

     /22/ The generating utility assets of ComEd and PECO (or the securities of interim subsidiaries holding such assets and used to facilitate the Restructurings) were transferred to Genco pursuant to the Restructurings as permitted by the Merger Order. See Merger Order at note 9. Likewise, the transfer of the securities of ComEd and PECO to Exelon Energy Delivery Company was approved in the Merger Order. See Merger Order at text accompanying note 11. See HCAR No. 35-27259, October 20, 2000, which corrected the statement in note 11 of HCAR No. 35-27256.

     /23/ Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12,
2000); PowerGen, plc, Holding Co. Act Release No. 35-27291 (Dec. 6, 2000); NiSource, Inc., Holding Co. Act Release No. 35-27265 (Nov. 1, 2000); Entergy Corp., Holding Co. Act Release No. 35-27039 (June 22, 1999).

identical to activities that have been approved for other registered holding companies outside the United States./24/

     Approval is sought for Non-U.S. Energy Related Subsidiaries to engage in sales of the following goods and services outside the United States:

     "Energy Management Services." Energy management services, including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; meter data management, facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment and general advice on programs; the design, construction, installation, testing, sales, operation and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm, security, access control and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, building automation and temperature controls, installation and maintenance of refrigeration systems, building infrastructure wiring supporting voice, video, data and controls networks, environmental monitoring and control, ventilation system calibration and maintenance, piping and fire protection systems, and design, sale, engineering, installation, operation and maintenance of emergency or distributed power generation systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems./25/

     "Consulting Services." Consulting services with respect to energy- and gas-related matters for associate and nonassociate companies, as well as for individuals. Such consulting services would include technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate

--------------

     /24/ The Commission has heretofore authorized non-utility subsidiaries of a registered holding company to provide various services outside the United States as more fully described in the following notes. Cinergy Corp., Holding Co. Act Rel. No. 35-27124 (Jan. 11, 2000); National Fuel Gas Co., Holding Co. Act Rel. No. 35-27114 (Dec. 16, 1999); American Elect. Power Co., Holding Co. Act Rel. No. 35-27062 (Aug. 19, 1999); Southern Energy, Inc., Holding Co. Act Rel. No. 35-27020 (May 13, 1999); Interstate Energy Corp., Holding Co. Act Rel. No. 35-27069 (Aug. 26, 1999); Central and South West Corp., Holding Co. Act Rel. No. 35-26767 (Oct. 21, 1997). Exelon plans to pursue with the Commission authorization to engage in additional activities outside the United States in Docket 70-9691.

     /25/ See FirstEnergy Corp., Holding Co. Act Release No. 35-27459 (Oct. 29,
2001) (approving energy management services virtually identical to the services requested by Exelon anywhere outside the United States); Progress Energy, Holding Co. Act Release No. 35-27297 (Dec. 12, 2000); Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12, 2000); NiSource, Inc., Holding Co. Act Release No. 35-27265 (Nov. 1, 2000); Interstate Energy Corporation, Holding Co. Act Release No. 35-27069 (Aug. 26, 1999); Columbia Energy Group, Holding Co. Act Rel. No. 35-26868 (May 6, 1998) (approving energy management services anywhere outside the United States); Cinergy Corp. HCAR 35-27124 (Jan. 11, 2000) (approving energy management services in Canada and Mexico). See also GPU, Inc., Holding Co. Act Rel. No. 35-27165 (April 14, 2000) (approving such services by a Rule 58 subsidiary).

schedule design and analysis, environmental services, engineering services, billing services (including consolidation or centralized billing, bill disaggregation tools and bill inserts), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, general management consulting including training activities, feasibility studies, and other similar related services./26/

     "Energy Marketing." The brokering and marketing of electricity, natural gas and other energy commodities, as well as providing incidental related services, such as fuel management, storage and procurement./27/

     Consistent with existing precedent, Exelon requests authority to conduct Energy Management Services and Consulting Services anywhere outside the United States. Also consistent with precedent, Exelon requests authority to conduct Energy Marketing activities in Canada and Mexico.

     To the extent that non-U.S. operations involve additional or different risks than U.S. operations, Exelon will evaluate and seek to mitigate those risks in a manner similar to the manner it evaluates EWG and FUCO investments as described in Amendment No. 4 to the Form U-1 filed in File No. 70-9693 filed December 5, 2000.

     C.   Rule 54.

     The proposed transactions are subject to the requirements of Rule 54. Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a),
(b) and (c) of Rule 53 are satisfied.

     Exelon currently does not meet all of the conditions of Rule 53(a). As of September 30, 2001, Exelon's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $744 million which is in excess of the 50% of Exelon's average consolidated

--------------

     /26/ See FirstEnergy Corp., Holding Co. Act Release No. 35-27459 (Oct. 29,
2001) (approving consulting services virtually identical to the services requested by Exelon anywhere outside the United States); Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12, 2000); NiSource, Inc., Holding Co. Act Release No. 35-27265 (Nov. 1, 2000); Interstate Energy Corporation, Holding Co. Act Release No. 35-27069 (Aug. 26, 1999) Columbia Energy Group, Holding Co. Act Release No. 35-26868 (May 6, 1998) (approving consulting services anywhere outside the United States).

     /27/ See FirstEnergy Corp., Holding Co. Act Release No. 35-27459 (Oct. 29,
2001); Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12, 2000); Cinergy Corp., Holding Co. Act Rel. No. 35-27124 (January 11, 2000) (approving the consulting with respect to gas and electric commodity purchasing in Canada and Mexico); American Elect. Power Co., Holding Co. Act Rel. No. 35-27062 (Aug. 19, 1999) (approving request to broker and market electric power, natural and manufactured gas, emission allowances, coal, oil, refined petroleum products and natural gas liquids at wholesale and retail in Canada); Southern Energy, Inc., Holding Co. Act Rel. No. 35-27020 (May 13, 1999) (approving the brokering and marketing of electricity, natural gas and other energy commodities in Canada).

retained earnings of $1,022 million at September 30, 2001 which is the "safe harbor" limitation contained in Rule 53(a). However, under the Financing Order the Commission has authorized Exelon to increase its "aggregate investment" in EWGs and FUCOs to an amount of up to $4 billion. Therefore, although Exelon's "aggregate investment" in EWGs and FUCOs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the Financing Order.

     In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which Exelon has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, since the issuance of the Financing Order, there has been no material adverse impact on Exelon's consolidated capitalization resulting from Exelon's investments in EWGs and FUCOs. At September 30, 2001, Exelon's consolidated capitalization consists of 33 % equity, 3% preferred securities, 62 % long-term debt (including current maturities of long-term debt), and 2 % short-term debt. These ratios are within acceptable industry ranges. The proposed transactions will not have any material impact on capitalization. Further, since the date of the Financing Order, there has been no material change in Exelon's level of earnings from EWGs and FUCOs.

     Exelon satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Exelon maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Exelon's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Exelon directly or indirectly holds an interest. With reference to Rule 53(a)(4), Exelon will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transaction does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

     D.   Other Matters.

     Ventures (or Enterprises, as appropriate) proposes to file a single consolidated quarterly report pursuant to Rule 24 of all investments in Subsidiaries, commencing with the quarterly report for the first full calendar quarter which ends at least 45 days following the date of the order herein. Concurrently with the filing of such report, a copy thereof will be furnished to each state utilities commission having jurisdiction over retail rates of ComEd and PECO./28/ It is proposed that such combined report also be in lieu of any separate notification on Form U-6B-2 that would otherwise be required with respect to exempt securities issuances. The Rule 24 report shall include:


--------------

     /28/ Subsidiaries that are Rule 58 Subsidiaries will also continue to file quarterly reports on Form U-9C-3. In addition, Exelon will provide such information as may be required by Form U5S with respect to any EWGs or FUCOs in which it may acquire an interest.

                    o A copy of the balance sheet and income statement for Ventures and its consolidated subsidiaries;

                    o A narrative description of Development Activities and of any investments during the quarter just ended, organized by category (EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy Related Subsidiary); and

                    o A chart showing, as of the end of such quarterly period, all associated companies of Exelon, in addition to Ventures, that are Non-Utility Subsidiaries and identifying each as an EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy Related Subsidiary, Intermediate Subsidiary or Financing Subsidiary, as applicable, and indicating Exelon's percentage equity ownership in each such entity.

Item 2.   Fees, Commissions and Expenses

Estimated Legal Fees and Expenses           $75,000
Estimated Miscellaneous Expenses             25,000
                                           --------
         Total                             $100,000
                                           --------


Item 3.   Applicable Statutory Provisions

     Sections 9, 10, 11, 12, 32, 33 and 34 of the Act and Rules 42, 43, 53, 54,
and 58 are considered applicable to the proposed transactions as described below:

              TRANSACTION                                      APPLICABLE SECTION OR RULE

Acquisition of initial securities of Intermediate       Sections 9(a) and 10.
Subsidiaries, Non-U.S. Energy Related
Subsidiaries and Development Activities and
Administrative Activities.

Sale or other transfer by Exelon or a                   Sections 12(c) or Section 12(f), to the extent
Subsidiary of securities and interests in               not exempt pursuant to Rules 42 and 43, as
businesses, and acquisition thereof by another          applicable; Sections 9(a) and 10, to the extent
direct or indirect Subsidiary Exelon;                   not exempt pursuant to Rule 58 or Section 32,
reorganizations of Subsidiaries.                        33 or 34.

Investment in Energy Assets.                            Sections 9(a) and 10.

Sale Of Certain Goods And Services Outside              Sections 9(c)(3); 11(b)(1); 32; 33; 34 and

        TRANSACTION                            APPLICABLE SECTION OR RULE

The United States.                       Rules 53, 54 and 58.


     To the extent that the proposed transactions are considered by the Commission to required authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

Item 4.   Regulatory Approvals

     No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.   Procedure

     The Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to this Application-Declaration by _______; such notice specifying ________ as the date by which comments may be entered and the date on which an order of the Commission granting and permitting the Application/Declaration to become effective may be entered by the Commission. The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

     A.   Exhibits

      ------------------------------------------------------------------------------------------
      Exhibit No.           Description of Document                 Method of Filing
      ------------------------------------------------------------------------------------------
      A            Restated Articles of Incorporation of       Incorporated by reference to
                   Exelon                                      S-4 Registration Statement,
                                                               File No. 333-37082.
      ------------------------------------------------------------------------------------------
      B            Inapplicable                                NA
      ------------------------------------------------------------------------------------------
      C            Inapplicable                                NA
      ------------------------------------------------------------------------------------------
      D            Inapplicable                                NA
      ------------------------------------------------------------------------------------------
      E            Inapplicable                                NA
      ------------------------------------------------------------------------------------------
      F-1          Preliminary opinion of counsel to Exelon    Filed herewith
      ------------------------------------------------------------------------------------------
      F-2          Past-tense opinion of counsel to Exelon     Filed by amendment
      ------------------------------------------------------------------------------------------
      G            Form of Notice of filing                    Filed herewith
      ------------------------------------------------------------------------------------------

     B.   Financial Statements

         --------------------------------------------------------------- ---------------------
          Statement                Description                      Method of Filing
             No.
         -------------------------------------------------------------------------------------
         FS-1        Historical consolidated financial          Incorporated by reference to
                     statements of  Exelon and subsidiaries     Annual Report on Form 10-
                                                                K for the year ended
                                                                December 31, 2000 and
                                                                quarterly reports on Form
                                                                10-Q for the quarters ended
                                                                March 31, 2001, June 30,
                                                                2001 and September 30,
                                                                2001
         -------------------------------------------------------------------------------------


Item 7.   Information as to Environmental Effects

     The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application/ Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date: February 8, 2002
--------------------------------------------------------------------------------
                                       Exelon Corporation

                                       By /s/ Ruth Ann M. Gillis
                                          ----------------------

                                       Senior Vice President and Chief Financial
                                       Officer

--------------------------------------------------------------------------------
                                       Exelon Ventures Company, LLC
                                       Exelon Enterprises Company, LLC
                                       Exelon Generation Company, LLC
                                       Exelon Energy Delivery Company, LLC

                                               c/o Exelon Corporation
                                               10 South Dearborn Street
                                               37th Floor
                                               Chicago, Illinois 60603

                                       By Exelon Corporation

                                       By /s/ Ruth Ann M. Gillis
                                          ----------------------

                                       Senior Vice President and Chief Financial
                                       Officer

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------